Guggenheim Investments 805 King Farm Boulevard, Suite 600 Rockville, Maryland 20850 February 17, 2015

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Ms. Sara von Althann

Re:	CurrencyShares® Australian Dollar Trust–
Registration Statement on Form S-3
(Registration No. 333-201503)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, being the Chief Financial Officer of Guggenheim Specialized Products, LLC, the sponsor (the “Sponsor”) of the CurrencyShares® Australian Dollar Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) on Thursday, February 19, 2015 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Trust hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Sponsor on behalf of the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Sponsor and the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact counsel for the Trust, Patrick Daugherty at (312) 832-5178, should you have any questions or comments regarding this request.

GUGGENHEIM SPECIALIZED PRODUCTS, LLC

By:	/s/ Joseph Arruda
Joseph Arruda
Chief Financial Officer